

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 9, 2021

By E-Mail

Eleazer Klein, Esq.
Schulte Roth & Zabel
919 Third Avenue
New York, NY 10022

> **Re: Exxon Mobil Corporation**
> **Preliminary Proxy Statement**
> **Filed on March 2, 2021 by Engine No. 1 LLC et. al.**
> **File No. 001-02256**

Dear Mr. Klein:

We have reviewed the above-captioned filing and have the following comments.

Preliminary Proxy Statement

Cover Page

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for your belief that "Over the past decade, the Company has failed to evolve in a rapidly changing world, resulting in significant underperformance to the detriment to shareholders…"

Background to this Proxy Solicitation, page 3

2. Please expand each subsection to describe in detail your interactions with the company and any specific plans you have to create value.

Proposal 1. Election of Directors, page 4

3. Refer to the last paragraph on page 7 above the caption "Vote Required." There appears to be a discrepancy between the second and third sentence in that the second sentence describes your ability to exercise discretionary authority to vote for a substitute nominee in certain events, as set forth in Rule 14a-4(c)(5), but the third sentence appears to expand upon the circumstances under which you could exercise discretionary authority. Please revise or advise.

<u>Proposal 3. Advisory Vote on the Compensation of Named Executive Officers, page 10</u>

4.   Please revise this section to explain why you recommend that shareholders vote against this proposal.

        Please direct any questions to me at (202) 551-3619.

                                        Sincerely,

                                        <u>/s/ Daniel F. Duchovny</u>
                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers and Acquisitions